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VIA EDGAR

November 3, 2023

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Creative Global Technology Holdings Ltd (the “Company”)

Amendment No.2 to Registration Statement on Form F-1

Filed on October 20, 2023

CIK No. 0001967822

Dear Mr. Nalbantian:

On behalf of our client, Creative Global Technology Holdings Ltd (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated October 31, 2023 (the “Comment Letter”) on the Company’s Amendment No.2 to Registration Statement on Form F-1 filed on October 20, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No.3 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comment by revising the Registration Statement to address the comment, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

Item 8. Exhibits and Financial Statement Schedules, page II-2

1.	Please update your financial statements in accordance with Item 8.A.4. of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2. as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has filed a Request for Waiver and Representation under Item 8.A.4 of Form 20-F as Exhibit 99.8 to the Registration Statement.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Shangzhao (“Cizar”) Hong, Director and Chief Executive Officer, Creative Global

Technology Holdings Limited

Edward Chen, Partner, Wei, Wei & Co.

Michael J. Blankenship, Winston & Strawn LLP